December 20, 2005	Writer’s Direct Contact 213/892-5251 HCohn@mofo.com
By Overnight Delivery
Karen J. Garnett
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Re:	Vestin Realty Trust II, Inc. Registration Statement on Form S-4 (File No. 333-125121)
Dear Ms. Garnett:
On behalf of Vestin Realty Trust II, Inc. (the “Company”), we are transmitting for filing Amendment No. 5 (the “Amendment”) to the Registration Statement on Form S-4 (File No. 333-125121) (the “Registration Statement”). A courtesy copy will be provided that is marked to show changes from Amendment No. 4 to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on November 30, 2005.
The Amendment is being filed in response to comments received from the Commission staff (the “Staff”) by letter dated December 12, 2005. The relevant text of the Staff’s comments has been included in this letter. The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.
1. Comment: Please describe the recent meeting called by Mr. Leeper and other unitholders, the alternative proposal(s) presented, and the plans for the rescheduled meeting.
Response: The Company supplementally advises the Staff that Vestin Fund II, LLC (“Fund II”) provided notice of a proposed meeting to be held to consider a proposal presented by Mr. Leeper with the support of more than 10% of the outstanding members. The proposal reads as follows:
“Resolve, that the assets and liabilities of Vestin Fund II, LLC (“Vestin”) be fairly divided into two amounts. One amount equal to the interest of those members who

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December 20, 2005
Page Two
desire to have their investment continued in a real estate investment trust (“REIT”) and the other amount equal to the interest of those members who desire to have their investment cashed out. Vestin will transfer the assets and liabilities of those desiring to invest in the REIT to a new entity, which will have elected to be taxed as a REIT, in exchange for all the ownership interests in the new entity. Vestin will transfer such ownership interests in the new entity to those members desiring to continue in an REIT in exchange for their ownership interest in Vestin. Vestin will then dissolve and the proceeds of the liquidation of the remaining assets and liabilities will be distributed pro rata among the remaining membership units.”
Fund II reserved a room with a seating capacity of 430 at Fitzgerald’s Hotel in Las Vegas for the meeting. Neither the Company nor Fund II solicited proxies for the meeting. To the best of the Company’s knowledge, neither Mr. Leeper nor any other proponent of the proposal undertook any effort to solicit proxies in accordance with Commission requirements. Accordingly, Fund II believed that the room at Fitzgerald’s was more than adequate for the proposed meeting.
On December 1, 2005, more people sought to attend the proposed meeting than could be accommodated in the meeting room. As the room was near capacity, with nearly 400 people present, it became apparent that the room would be unable to accommodate the remaining persons seeking to attend. Although the Company does not have a precise count of such persons, it estimates that there were approximately 150 additional persons seeking to attend. The Company asked Fitzgerald’s staff if alternative facilities were available and were advised that there was no possibility of expanding the meeting room, moving to a different room or holding a meeting in two separate rooms with an audio or video link. Hotel security directed the Company to terminate the proceedings and vacate the room based on their stated concerns regarding the number of people in and around the room and applicable fire safety codes.
At the time the proceedings were terminated, Fund II had registered 336 persons holding a total of 438 accounts with membership interests in Fund II. (A number of attendees held joint accounts and both spouses attended.) The persons attending held 4,700,152 units in Fund II. In addition, Fund II received documents purporting to be proxies for an additional 884,173 units. Thus, even if all the purported proxies are counted (and a significant number were clearly defective), the total number of units present was 5,584,325. The minimum number required for a quorum is 16,403,564 units. As Fund II has more than 5,000 members and the average unitholdings by member is approximately 6,000, it is highly unlikely that a quorum would have been attained even if the additional 150 persons had been able to participate in the meeting.

Karen J. Garnett
December 20, 2005
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In any event, Fund II has agreed to proceed with a re-scheduled meeting and in this regard is preparing a Schedule 14C. However, as the proponents have provided no analysis of how their proposal would impact the members of Fund II, no explanation as to how assets and liabilities would be “fairly” divided and no estimate of the costs required to implement their proposal, it will take Fund II some time to complete the Schedule 14C and provide notice of the rescheduled meeting.
2. Comment: We note your response to prior comment 2. While we do not agree with your analysis, we will raise no further comments at this time.
Response: The Company respectfully notes the Staff’s comment.
3. Comment: In your description of the measure Distributions to Members you indicate that you believe it is an additional appropriate measure of the company’s operating performance. Please eliminate this statement in your next amendment since the rest of your disclosure indicates that this is a measure of liquidity. See SEC Accounting Disclosure Rules and Practices Topic Eight I.A.5.
Response: In response to the Staff’s comment, the Company has revised the disclosure to eliminate the sentence as requested.
4. Comment: We note that there are $32.5 million in redemption requests for 2006. Please disclose when you would consummate the 2006 redemptions in the event the REIT conversion is not approved. Please also disclosure this in the second risk factor on page 7.
Response: In response to the Staff’s comment, the Company has provided additional disclosure to clarify that Fund II will redeem the units scheduled for redemption in 2006 on or about January 3, 2006. The Company supplementally advises the Staff that Fund II sent to its unitholders on December 12, 2005 a letter advising that redemption requests will be paid in January, which letter was filed by Fund II as soliciting material on Schedule 14A on December 12, 2005.
5. Comment: We have reviewed your response to comment #10. Please tell us why you have included the imputed interest balance of $860,000 in your analysis of the impairment charge. Tell us specifically what this amount represents and how you have calculated it. Tell us if this amount is related to the line item “Imputed interest” in your reconciliation of the loan portfolio balance to the balance sheet. Additionally, tell us how you have calculated the impairment amount of $1.1 million. In addition, we believe you should record the impairment as of June 30, 2005 due to the fact that this

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December 20, 2005
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should have been specifically identified and not included as part of the general valuation allowance.
Response: The Company supplementally advises the Staff that the loan agreement with respect to this loan states that the principal balance is $13 million; however, the Company has advanced to the borrower approximately $12,140,000. The difference of $860,000 has been referred to as imputed interest. The following table reflects the balance pursuant to the general ledger and the loan agreement:

	Loan	General
	Agreement	Ledger		Difference
Loan balance	$13,000,000	$12,140,000		$(860,000)
Interest rate	6.25%	8.87	%*	2.62%
*This interest rate is calculated using the funded balance of $12,140,000 and the present value of future cash flows (monthly payments of principal and interest of $95,020.67 for 36 months and a balloon payment of $11,921,612.20 during November 2007) pursuant to the loan agreement.
The following table reflects the present value of future cash flows at the original interest rate of 12.5% and the revised interest rate of 8.87%:

	Present	Present
	Value at	Value at
	12.5%	8.87%	Difference
Present value of future cash flows	$11,040,000	$12,140,000	$(1,100,000)
As noted above, the $860,000 was not included in the analysis of the impairment charge. The $860,000 is related to the line item “Imputed Interest” in the reconciliation of the loan portfolio balance to the balance sheet.
The Company has carefully considered the Staff’s recommendation to record the loan impairment as of June 30, 2005. In that regard, the Company has discussed this issue with Moore Stephens, Wurth, Frazer and Torbet, LLP (“MSWFT”), its independent registered public accountants, and the Staff. During these discussions, the Company noted the following facts:
• The balance of investments in real estate loans decreased from $319,061,000 as of June 30, 2004 to $236,847,000 as of June 30, 2005. This is a reduction of $82,214,000 or 26%.

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December 20, 2005
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• The balance of unallocated general valuation allowance was $2,500,000 at June 30, 2004 and $2,459,000 at June 30, 2005. This is a reduction of $41,000 or 1.6%.
• The disclosure on the balance sheet of allowance for loan losses and net investment in real estate loans is one line item.
• Of the five non-performing loans at June 30, 2005, three were subsequently paid in full with no loss to the Company. The Rightstar Loan has a specific allowance for loan loss. The remaining loan, a race track in Vernon, New York, is currently the subject of confirmation hearings in the United States Bankruptcy Court for two competing plans, both of which provide for payments to the Fund in excess of the book basis of the loan. The Company believes that the collateral for the race track loan far exceeds the book basis.
• The Company believes its underwriting performance has improved dramatically over the past two years. This has been demonstrated by the payment record of borrowers during the past year. No additional borrower has failed to make scheduled payments in the past 8 months.
• For the restructured loan that is the subject of the Staff’s comments, the Company agrees that as a result of the restructuring an impairment of $1.1 million existed in accordance with FASB 114. However, the Company also believes that such impairment is adequately satisfied by existing reserves. Should the borrower default again and the loan became a collateral dependent loan, the Company believes it is fully collateralized by a newly constructed, multi-story, Class A 227,000 square foot building, with a 700 space parking structure on 5 + acres in Farmers Branch, Texas, located in the North Dallas County area at the intersection of I-35 and I-635. The Company believes the value of this property is far in excess of the $13,000,000 first trust deed that the Company holds on the property. The Company’s current basis in this collateral would be approximately $53.00 per square foot, which is less than land and construction prices for multi-story Class A office space.
After careful review, the Company and MSWFT continue to believe that the Company’s financial statements, as filed, fairly present the Company’s financial condition in accordance with United States GAAP and that recording additional reserves for loan losses would give a less fair presentation. The Company believes that FASB 114, paragraph 13 supports its position. The final portion of Paragraph 13 states in part, “or by adjusting an existing valuation allowance for the impaired loan with a corresponding charge or credit to bad-debt expense”.

Karen J. Garnett
December 20, 2005
Page Six
In response to the Staff’s comment, the Company has revised the disclosures to reflect the $1,100,000 impairment as a specific allowance and restated the balance of the general allowance. The Company believes that the remaining general reserve is adequate and that overall reserves are fairly stated.
6. Comment: Please review your REIT opinion to clarify that it relates to proposed operations as described in the registration statement.
Response: In response to the Staff’s comment, the tax opinion has been revised as requested. The Company supplementally provides to the Staff a copy of the draft tax opinion, marked to show changes from the previous draft.
7. Comment: Please update your Item 512(a) undertakings in accordance with the amendments thereto that became effective as of December 1, 2005.
Response: In response to the Staff’s comment, the Company has revised the disclosure as requested.
Should you have any further questions or comments regarding the captioned filing, please direct them to me at (213) 892-5251 or Charles C. Kim at (213) 892-5742.
Very truly yours,

/s/ Hillel T. Cohn

Hillel T. Cohn
enclosures

cc:	Michael McTiernan — Securities and Exchange Commission
Eric McPhee — Securities and Exchange Commission
Dan Gordon — Securities and Exchange Commission
Michael V. Shustek — Vestin Realty Trust II, Inc.
Ira Levine, Esq. — Levine Garfinkel & Katz